Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

July 17, 2019

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Re:	TFF Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted October 11, 2018

CIK No. 0001733413

Ladies and Gentlemen:

On behalf of our client, TFF Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Glenn Mattes, Chief Executive Officer of the Company, dated November 8, 2018 on the above-referenced draft Registration Statement on Form S-1. Concurrent with the filing of this letter, the Company is confidentially submitting to the Commission a revised Draft Registration Statement on Form S-1 (“Draft Registration Statement”).

The Draft Registration Statement has been prepared in response to Staff’s comment letter dated November 8, 2018, the text of which we have incorporated into this response letter for your convenience.

Staff Comment and Company Response

Draft Registration Statement on Form S-1 submitted October 11, 2018

Prospectus Summary

TFF Triple Combination for COPD/Asthma, page 2

1.	We note your disclosure that your triple combination drug contains what you consider to be the best-in-class drug in each category. Please provide support for how you determined that the three drugs were best-in-class in each category.

Response: The Company believes that independent studies and published literature for each of the three drugs to be used by TFF confirm that they are considered by the industry to be best-in-class.

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Securities and Exchange Commission

Division of Corporation Finance

July 17, 2019

2.	We note your disclosure that you expect to develop the triple combination dry powder drug in partnership with a large pharmaceutical company. Please balance your disclosure by also stating, as you do on page 34, that you have no agreements, understandings or arrangements concerning a joint development program and there can be no assurance you will be able to enter into a joint development agreement on terms acceptable to you.

Response: The requested disclosure has been provided in the first bullet point on page 2 of the prospectus.

Corporate Information, page 3

3.	We note your disclosure that you are no longer a subsidiary of LTI. Please expand your disclosure to explain your continuing relationship with LTI. For example, we note that LTI currently provides you with office space, certain administrative services and equipment for no charge and that you share certain officers and directors with LTI.

Response: The requested disclosure has been provided in the first paragraph on page 3 of the prospectus.

Emerging Growth Company, page 3

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have been advised by the Company that, at this time, neither it nor, to its knowledge, anyone authorized to act on its behalf has provided any written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

Risk Factors

Our success is entirely dependent on our ability to obtain the marketing approval …, page 11

5.	We note that you state, “Although we believe our product candidates are likely to qualify for the 505(b)(2) pathway, which often times does not require clinical trials other than a bioequivalence trial, there can be no assurance that we will not be required to conduct clinical trials in order to obtain marketing approval.” We also note your disclosure on pages 33 and 34 that you expect to be required to conduct additional clinical trials in order to obtain marketing approval for each of your product candidates. Please revise your disclosure here to clarify whether you expect to conduct additional clinical trials in order to obtain marketing approval for your product candidates.

Response: The requested disclosure has been provided in the second risk factor on page 11 of the prospectus and elsewhere throughout the prospectus as appropriate.

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Securities and Exchange Commission

Division of Corporation Finance

July 17, 2019

Our Business

Our Thin Film Freezing Platform, page 29

6.	Please describe the material terms of your agreement with Patheon and your Sponsored Research Agreements with UT and file the agreements as exhibits to the registration statement, or tell us why this is not required. See Item 601(b)(10) of Regulation S-K.

Response: The requested disclosure has been provided on pages 31 and 32 of the prospectus. The Company has not filed as exhibits either the Patheon, the UT sponsored research agreements or the other testing, development and manufacturing agreements disclosed in the prospectus on the basis that they are ordinary course agreements for pharmaceutical companies. As the prospectus reflects on pages 31 and 32, the Patheon agreement was short-term in nature and has a limited scope, however the parties are engaged in negotiations concerning a longer-term agreement that may contain exclusivity provisions. In the event of any such follow-on agreement with Patheon or others that may be outside of the ordinary course of business, the Company will consider its obligations to file such an agreement as an exhibit at the appropriate time.

Our Initial Drug Targets, page 32

7.	We note your disclosure on page 33 that you have already completed development work performance characterization of TFF Vori and TFF Tac-Lac through early animal model testing. Please explain what performance characterization is, and discuss material observations and results from your early animal model testing.

Response: The requested disclosure has been provided in the fourth paragraph on page 33 and the fourth paragraph on page 34 of the prospectus.

8.	Please expand your disclosure regarding each of the reference drugs in your product candidates to provide information regarding any side effects, adverse events observed in clinical testing, and the competitive landscape. With respect to Voriconazole, we note your disclosure that you believe your drug formulation would reduce or eliminate unpleasant and potentially fatal side effects associated with Voriconazole. Please fully disclose these side effects and tell us why you believe your formulation can reduce or eliminate the side effects.

Response: The requested disclosure has been provided in the second paragraph on page 33 and the second paragraph of page 34 of the prospectus.

Licenses and Intellectual Property Rights, page 35

9.	Please disclose the expiration dates for the material patents covered by the license agreement, as opposed to only the last to expire patent. Please also disclose the termination provision in the UT patent license agreement.

Response: The requested disclosure has been provided in the fourth paragraph on page 36 of the prospectus.

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Securities and Exchange Commission

Division of Corporation Finance

July 17, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

10.	Please substantially expand your disclosure in this section to address each of the requirements of Item 303 of Regulation S-K, including a discussion of your liquidity and capital resources and explanations for the increases/decreases in your research and development and general and administrative expenses.

Response: The requested disclosure has been provided throughout the “Results of Operations” and “Financial Condition” subsections of the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Related Party Transactions, page 49

11.	We note your disclosure that you have not been a party to any related party transaction exceeding $120,000 since January 24, 2018. It appears your transaction with Lung Therapeutics, Inc. constitutes a related party transaction. Please provide disclosure regarding this transaction pursuant to Item 404 of Regulation S-K, or advise.

Response: The requested disclosure has been provided in the fifth paragraph on page 52 of the prospectus.

12.	Please revise your disclosure to quantify the amount of proceeds and your existing cash and cash equivalents you expect to use to fund each of your product candidates and indicate how far it will allow you to proceed with the continued development of each of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: We will provide the requested information at such time as we are able to estimate the net proceeds of the offering.

Description of Securities, page 56

13.	We note that Section 12.1 of your Bylaws identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the federal securities laws. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also include disclosure in this section about the exclusive forum provision generally, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

Response: The requested disclosure has been provided in the risk factor on page 24 of the prospectus and in the last paragraph on page 62 of the prospectus. The Company has also filed as part of the Draft Registration Statement its amended and restated bylaws.

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Securities and Exchange Commission

Division of Corporation Finance

July 17, 2019

Underwriting

Underwriter Warrants, page 63

14.	We note that you issued to Liquid Patent Advisors, LLC warrants to purchase up to 400,000 shares of your common stock in consideration of the provision of consulting services. Please explain the consulting services received and file this agreement as an exhibit to the registration statement, or tell us why this is not required.

Response: The services provided by LPA included the development and implementation of strategies for the commercialization of the Company’s intellectual property. The LPA Consulting Agreement is being submitted as Exhibit 10.1.

Notes to the Financial Statements for the Years Ended December 31, 2017 and 2016 Note 1 - Background and Basis for Presentation, page F-6

15.	Please revise disclosures for the inconsistency regarding when Lung Therapeutics, Inc. (LTI) was issued 4,000,000 shares of common stock and the reason for the issuance. See, for example:

●	Note 1 at page F-6 where you indicate that the shares were issued on January 24, 2018 in exchange for LTI’s non-core intellectual property rights and other assets;

●	Corporate Information disclosure on page 3 where you indicate that the shares were issued in March 2018 for LTI’s non-core intellectual property rights and other assets;

●	The 2018 Private Placement section under Note 5 at page F-16 where you indicate that the shares were issued in March 2018 for LTI’s assignment of certain patent license rights and other valuable consideration; and

●	The issuance of capital stock disclosure on page II-2 where you indicate that the shares were issued on January 24, 2018 in consideration for certain of LTI’s licensed patent rights.

In your revised disclosure clarify whether the “non-core” intellectual property rights were non-core to LTI or to you and/or whether they relate to your Thin Film Freezing technology platform.

Response: The Company acquired the LTI assets pursuant to a Contribution and Subscription Agreement entered into in January 2018 and the transaction closed in March 2018. All of the assets acquired from LTI were non-core to LTI but represent our TFF platform, and therefore are core assets to the Company. The prospectus has been revised throughout accordingly.

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Securities and Exchange Commission

Division of Corporation Finance

July 17, 2019

Note 4 – License and Agreement, page F-8

16.	Please revise your disclosure to reconcile inconsistencies regarding when the rights and interest to the TFF platform, including the patent license agreement with the University of Texas at Austin, was assigned to you. For example, pages 8, 35 and F-8 state that the assignment was in March 2018 and page 31 states January 2018.

Response: We have revised the disclosure as requested throughout the prospectus.

Notes to the Condensed Financial Statements for the Period from January 24, 2018 to June 30, 2018.

January 1, 2018 to January 23, 2018 (Predecessor), and Six Months Ended June 30, 2017 Note 7 - Stock Based Compensation, page F-17

17.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to this offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: We will provide the requested information at such time as we are able to estimate the offering price or range.

Exhibits

18.	Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act. To the extent that any of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.

Response: All director nominees have been appointed the Board. The prospectus has been updated appropriately.

General

19.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Response: We acknowledge the Staff’s comment and will do as requested by the Staff.

GREENBERG TRAURIG, LLP  ■  Attorneys at Law  ■ WWW.GTLAW.COM

Securities and Exchange Commission

Division of Corporation Finance

July 17, 2019

The Company has endeavored to fully respond to the Staff’s comments set forth in its letter dated November 8, 2018. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

cc: TFF Pharmaceuticals, Inc.

GREENBERG TRAURIG, LLP  ■  Attorneys at Law  ■ WWW.GTLAW.COM